VIA FACSIMILE AND U.S. MAIL


December 23, 2005

Craig P. Omtvedt
Senior Vice President and
Chief Financial Officer
300 Tower Parkway
Lincolnshire, Illinois 60069-3640

	RE:	Fortune Brands, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 14, 2005

Forms 10-Q for the quarters ended March 31, June 30, and September
30, 2005
		File No. 001-09076

Dear Mr. Omtvedt:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended September 30, 2005

Note 5 - Acquisitions, page 14

1. We note that pending the legal transfer of the purchased assets you hold tracker shares issued by the Goal Acquisitions Limited subsidiary of Pernod Ricard. Please tell us, and disclose in your next Form 10-K, why the transaction was structured using tracker shares rather than by transferring legal ownership as of the July 26,
2005 closing of the transaction.

2. We also note that until the purchased assets are legally transferred you are reporting your interest in accordance with FIN 46R. You indicate that due to the commingling of the purchased assets with assets retained by Pernod Ricard your interest in the Goal subsidiaries is deemed to be a variable interest in the subsidiaries only if the fair value of the purchased assets is more than half of the total fair value of the subsidiary`s assets. You consolidate the variable interest in entities for which you are the primary beneficiary. We understand you account for the investment related to interests not consolidated using the cost method. Please tell us more about the terms of the tracker shares, including the economic rights with respect to the acquired businesses, to help us understand the variable interest they create. In this regard, please also identify the entities involved and describe your ownership interest in the assets of those entities.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Watkinson, Staff Accountant, at (202)
551-3741, or in his absence, the undersigned at (202) 551-3689, if you have questions regarding our comments.
							Sincerely,



							John Hartz
      						Senior Assistant Chief
Accountant

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Mr. Craig P. Omtvedt
December 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE